Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. COMPLETES RE-PRICING OF SENIOR SECURED CREDIT FACILITY

TORONTO, ONTARIO – Tuesday, November 26, 2013 – Progressive Waste Solutions Ltd.  (the “Company”) (NYSE, TSX: BIN) today announced that it has completed a re-pricing of its existing $2.35 billion senior secured credit facility (“credit facility”). The existing credit facility consists of a $1.85 billion revolver and a $496 million term loan B.

Based on the Company’s current funded debt-to-EBITDA leverage ratio, the new interest rates on the revolver and term loan B are LIBOR plus 1.75% and 2.25%, respectively, compared to the previous interest rates of LIBOR plus 2.00% and 2.75%. The term loan B remains subject to a LIBOR floor of 0.75%. The Company extended the maturity of the revolver by one year to October 24, 2018 and the maturity of the term loan B remains unchanged at October 24, 2019.

In connection with the re-pricing, the Company also modified select covenants to better match the Company’s size and credit profile. The Company’s credit ratings from Moody’s and S&P remain unchanged.

About Progressive Waste Solutions Ltd.

As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7519
Email: laura.lepore@progressivewaste.com
www.progressivewaste.com